Filed Pursuant to Rule 433

Registration No. 333-180289

MITTS® Linked to the Dow Jones Industrial AverageSM
Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately seven years
Market Measure	Dow Jones Industrial AverageSM (Bloomberg symbol: “INDU”)
Payout Profile at Maturity	• 100% participation in increases in the Market Measure, subject to the Capped Value • If the Market Measure decreases, payment at maturity will be the principal amount
Capped Value	[$15.50 - $16.50], a [55% - 65%] return over the principal amount, to be determined on the pricing date
Participation Rate	100%
Minimum Redemption Amount	$10.00 per unit
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are seeking protection against declines in the Market Measure at maturity, and are willing forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/83246/000114420413057192/v358059_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.		Graphs are for illustrative purposes only and do not represent the specific terms of any Market-Linked Investment.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may not earn a return on your investment.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
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You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.